

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 24, 2013

<u>Via Email</u>
Kingrich J. Lee
Chief Executive Officer
Luckycom Inc.
6/F Kam Sang Bldg. 255-257
Des Voeux Rd Central
Shen Wan, Hong Kong

> **Re:     Luckycom Inc.**
> **Registration Statement on Form S-1**
> **Filed July 8, 2013**
> **File No. 333-187874**

Dear Mr. Lee:

We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Form S-1 filed July 8, 2013</u>

<u>Prospectus Cover</u>

1.      Please highlight the reference to the risk factor discussion in prominent type, as requested by Item 501(b)(5) of Regulation S-K.

<u>Prospectus Summary, page 4</u>

2.      Please explain the basis for the statement that you have begun operations.  It appears that you have not yet begun operations and as stated earlier in this section, do not have sufficient capital to currently implement your business plan.  We note similar language on page 28.

Description of Business, page 19

3.  Please provide a basis for your belief that there is or will not be a conflict of interest between Luckycom Inc. and Luckycom Pharma or remove the statement.

4.  We note the disclosure on page 20 regarding the six anti-malarial drugs Luckycom Pharma has developed.  Please revise your disclosure to address:
    *   What each drug is designed to do;
    *   Who developed the product;
    *   What testing has been done to determine the efficacy of the product;
    *   Whether any of the drugs are protected by patents or trademarks;
    *   Whether any of these products have been approved for sale in any jurisdiction; and
    *   Whether Luckycom Pharma has commercially sold any of these drugs in any jurisdiction.

5.  Please disclose all material terms of the license agreement.  For instance, the agreement appears to be an exclusive worldwide license.  In addition, please revise the disclosure in the prospectus to be consistent with the license agreement.  For instance, you state on page 19 that you acquired "the rights to market and sell antimalarial medicines." However, the license agreement states it is a license to develop, manufacture, have manufactured, use, market, sell and import antimalarial medicines." Please provide clear disclosure of the current status of development of the proposed antimalarial medicines and the anticipated costs and time period needed to develop such medicines.  We may have further comment.

6.  Please explain the statement that "it is intended that Luckycom Pharma will focus on R&D and generic & renovated drugs development, and we will become a marketing entity for commercial operations."  The license agreement provides a license of the know-how and IP rights as of the date of the agreement and provides to Luckycom Inc the exclusive worldwide rights to develop the antimalarial medicines.  Please reconcile.

7.  Please explain further your proposed distribution method(s) for your proposed products, as required by Item 1010(h)(4)(ii) of Regulation S-K.

8.  Given the current development stage of the company, provide the basis for or remove the statement that the "complete range of antimalarial drugs supplied by us … may allow us to become a leading supplier in antimalarial drugs sector."

9.  Please discuss in greater detail the specific governmental regulations that will apply to your proposed products.  Also, provide more specific discussion of the need for any governmental approval of your proposed products.  If approval has not been received, discuss the status of the approval within the governmental approval process.  See Item 101(h)(4)(viii) of Regulation S-K.

10.     We note your response to comment five from our letter dated May 1, 2013.  Please
        confirm that this agreement has been terminated and revise your Management's
        Discussion and Analysis to address both the initial agreement terms and the termination
        agreement, if applicable.  Please file any agreements as exhibits, as previously requested
        in comment 22.

Financial Statements, page F-1

11.     Please update your financial statements, as applicable, pursuant to Rule 8-08 of
        Regulation S-X.

Management's Discussion and Analysis of Financial Position and Results of Operations, page 27

12.     We partially reissue comment nine from our letter dated May 1, 2013.  Please provide a
        more detailed plan of operations.  Please disclose the anticipated time frame for each step
        needed in your proposed business plan and the impact the lack of funding would have
        upon the timing of each step.  Discuss in greater detail how you will scale your business
        development in line with the available capital.

13.     We note that many of the steps you plan on taking do not reflect the development of the
        proposed products under the current license agreement.  Please explain in greater detail.
        For instance, we note that the second bullet point is to negotiate with companies and
        acquire licenses to sell pharmaceutical products.  Given the current license and the two
        year duration of this license, explain why you are planning to focus on obtaining other
        license agreements, rather than focusing on developing the current licensed proposed
        products.  Discuss in greater detail the proposed business plan for development of the
        proposed products under the current license agreement, including the estimated costs and
        the anticipated time frame for each step.

14.     Please explain the reference in the section on securing necessary funds to "revenues
        generated from our business plan."  The company has had no revenues to date, and these
        funds will be used to develop your business plan.  Therefore, it does not appear that any
        revenues will be generated until sufficient funds have been raised to implement the
        business plan.

15.     We note the reference to the employment agreement with Mr. Lee in which your
        subsidiary has promised to pay him $120,000/year.  Please revise your risk factors to
        address the fact that your existing cash balances will be insufficient to meet your
        contractual requirements for the next year based on the terms of this agreement.

16.     We note in response to comment 13 in our letter dated May 1, 2013, indicating that
        you have elected to "opt-out" of the extended transition period for complying with
        new or revised accounting standards under the Jobs Act.  However, your disclosure
        in the last paragraph on page 13 indicates that you have elected to delay the adoption

of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.  Please resolve this inconsistency.

Directors and Executive Officers, page 31

17.     Please clarify the period during which Mr. Lee has served as a director of Luckycom Pharma Pte Ltd and Luckycom Pharma Pvt Ltd.  Also, clarify whether Mr. Lee is the owner of these companies.  Lastly, please provide the complete business experience for the last five years, as required by Item 401(e)(1) of Regulation S-K. For instance, we note there is no discussion of BHP Capital Markets Hong Kong Ltd. in this section.

Conflicts of Interest, page 32

18.     We note your response to prior comment 16 from our letter dated May 1, 2013 and reissue in part.  Please revise your disclosure to name all entities to which Mr. Lee owes fiduciary duties, disclose the nature of the other entities' businesses, and explain how Mr. Lee will prioritize and resolve conflicts between these entities.  Also, to the extent that you plan to use Luckycom Pharma Pvt. to manufacture your products, as indicated in your response, please revise your disclosure throughout to address.

Executive Compensation, page 34

19.     Please disclose the material terms of the compensation agreement with Mr. Lee.  For instance, termination provisions and any payments to be received upon termination.

20.     We note your response to prior comment 18 from our letter dated May 1, 2013 and reissue in part.  Please advise why fees paid pursuant to the Custodian Agreement are not compensation paid to Mr. Lee for purposes of your Item 402 disclosure.

Certain Relationships and Related Transactions, page 36

21.     Provide all of the information required by Item 404(a)(5) for the loan from Mr. Lee.  For example, clarify the largest amount of aggregate principal outstanding during the period for which disclosure is required, the amount outstanding as of the latest practicable date, the amount of principal paid during the periods for which disclosure is required, the amount of interest paid during the period for which disclosure is required, whether the amount accrues interest, if so stating the interest rate or amount of interest payable, and the duration.  Also, as previously requested in comment 22, please file the loan agreement as an exhibit.

Exhibits

22.    We reissue comment 21 from our letter dated May 1, 2013.  Please file exhibits 3.1 and 10.2 in an appropriate electronic format.  Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

23.    We note the amendment to the articles of incorporation.  Please file a complete copy of the articles of incorporation, as amended.  See Item 601(b)(3)(i) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joanna Lam at (202) 551-3476 or Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters.  Please contact Jay Williamson at (202) 551-3393 or Pam Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director